SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February, 2008

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation (“KEPCO”) announces its un-audited, preliminary financial results for the fiscal year ended December 31, 2006 and 2007 as attached hereto.

[GRAPHIC APPEARS HERE]	Attachment 1.	un-audited, preliminary statements of income of KEPCO for the fiscal year 2006 and 2007

	Attachment 2.	un-audited, estimated statements of income including six generation subsidiaries of KEPCO for the fiscal year 2006 and 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, In-gon
Name:	Kim, In-gon
Title:	Treasurer

Date: February 1, 2008

Disclaimer:

The financial information relating to the results of operations of Korea Electric Power Corporation (“KEPCO”) for the fiscal year ended December 31, 2006 and 2007 as presented below (the “Information”) has been prepared by KEPCO based on preliminary internal estimates. The Information has been prepared on a non-consolidated basis based on Korean GAAP. The Information has neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other independent public accountants. The Information may differ significantly from the actual non-consolidated financial condition and results of operations of KEPCO as of December 31, 2007, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or other purposes.

Korea Electric Power Corporation

Preliminary NON-CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

As of December 31, 2006 and 2007

(Unit : in billions of Korean Won)	2007	2006	Change
Operating revenues:	28,984	26,979	7.4%

Sale of electric power	28,646	26,659	7.5%
Other operating revenues	307	242	27.3%
Revenues for other businesses	31	78	-61.1%

Operating expenses:	28,602	25,747	11.1%

Fuel	36	35	3.2%
Purchased power	22,724	20,347	11.7%
Maintenance	946	857	10.4%
Depreciation	1,883	1,817	3.6%
Other operating expenses	2,969	2,606	4.0%
Expenses for other businesses	44	86	-48.9%

Operating income	382	1,232	-69.0%

Non-operating income:	2,356	2,179	8.1%

Gain on foreign currency transactions and translation	1	251	-99.6%
Investment income from affiliates	1,786	1,628	9.7%
Other	569	299	90.0%

Non-operating expenses:	840	786	6.8%

Interest expenses	603	544	10.7%
Loss on foreign currency transactions and translation	78	15	434.2%
Investment loss from affiliates	20	39	-48.2%
Other	139	189	-26.0%

Earnings before taxes	1,898	2,624	-27.7%

Provision for income taxes	341	553	-38.4%

Net income	1,557	2,071	-24.8%

Disclaimer:

The financial information relating to the results of operations of Korea Electric Power Corporation (“KEPCO”) and/or certain of its subsidiaries for the fiscal year ended December 31, 2006 and 2007 as presented below (the “Information”) has been prepared by KEPCO based on preliminary internal estimates. The Information is not consolidated and made by simply adding the results of operations of KEPCO to the results of operations of its wholly owned six-generation subsidiaries (“GENCOs”), after adjusting for major inter-company transactions. The Information has neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other independent public accountants. The Information may differ significantly from the actual financial condition and results of operations of KEPCO and GENCOs as of December 31, 2007, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or other purposes.

Korea Electric Power Corporation

Estimated STATEMENTS OF INCOME including six GENCOs (Unaudited)

As of December 31, 2006 and 2007

(Unit : in billions of Korean Won)	2007	2006	Change
Operating revenues:	29,010	27,089	7.1%

Sale of electric power	28,559	26,567	7.5%
Other operating revenues	239	269	-11.2%
Revenues for other businesses	212	253	-16.2%

Operating expenses:	26,426	23,867	10.7%

Fuel	10,980	9,523	15.3%
Purchased power	2,584	2,103	22.9%
Maintenance	2,204	2,119	4.0%
Depreciation	5,133	5,006	2.5%
Other operating expenses	5,481	5,030	9.0%
Expenses for other businesses	44	86	-48.8%

Operating income	2,584	3,222	-19.8%

Non-operating income:	1,150	1,227	-6.3%

Gain on foreign currency transactions and translation	25	456	-94.5%
Investment income from affiliates	291	195	49.2%
Other	834	576	44.8%

Non-operating expenses:	1,282	1,288	-0.5%

Interest expenses	780	679	14.9%
Loss on foreign currency transactions and translation	143	27	429.6%
Investment loss from affiliates	20	39	-48.7%
Other	339	543	-37.6%

Earnings before taxes	2,452	3,161	-22.4%

Provision for income taxes	895	1,091	-18.0%

Net income	1,557	2,070	-24.8%